UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)


                         BIRNER DENTAL MANAGEMENT SERVICES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, no par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 091283 10 1
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                                 (CUSIP Number)


                              December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   091283 10 1
            ---------------------


1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lee Schlessman
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     134,078

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     134,078

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     134,078

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.74%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

CUSIP No.   091283 10 1
            ---------------------


Item 1(a).  Name of Issuer:

            Birner Dental Management Services, Inc.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            3801 East Florida Avenue, Suite 508
            Denver, Colorado 80210
            --------------------------------------------------------------------


Item 2(a).  Names of Person Filing:

            Lee Schlessman
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            Lee Schlessman
            1301 Pennsylvania Street, Suite 800
            Denver, Colorado 80203
            --------------------------------------------------------------------

      (c).  Citizenship:

            United States
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock, no par value
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            091283 10 1
            --------------------------------------------------------------------


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act

     (d) [_] Investment company registered under Section 8 of the Investment Company Act

     (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1 (b)(1)(ii)(F)

     (g)  [_]  Parent Holding Company in accordance with
               (S)240.13d-1(b)(1)(ii)(G)  (Note: See Item 7)

     (h)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

               Not applicable

Item 4.  Ownership.

     If the percentof class owned, as of December 31 ofthe year covered by statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount beneficially owned as of December 31, 2002:

          134,078 shares (1)
          ----------------------------------------------------------------------

     (b)  Percent of class:

          9.74%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                134,078 shares (1)

          (ii)  Shared power to vote or to direct the vote

                0

          (iii) Sole power to dispose or to direct the disposition of

                134,078 shares (1)

          (iv)  Shared power to dispose or to direct the disposition of

                0
(1) Includes 64,046 shares of Common Stock over whick Mr. Schlessman has sole voting power pursuant to certain powers of attorney, but for which he disclaims beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 24, 2003


                                   /s/ Lee Schlessman
                                   ------------------------------
                                      Lee Schlessman